UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Lifetime Brands, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

53222Q103

(CUSIP Number)

December 30, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 53222Q103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jovian Holdings, LLC 84-1450017
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization. Delaware limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 0 shares
6. Shared Voting Power 656,909 shares (1)
7. Sole Dispositive Power 0 shares
8. Shared Dispositive Power 656,909 shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person. 656,909 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.5% (2)
12.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 53222Q103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jared S. Polis
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 19,000 shares
6. Shared Voting Power 656,909 shares (1)
7. Sole Dispositive Power 19,000 shares
8. Shared Dispositive Power 656,909 shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person. 675,909 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.6% (2)
12.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 53222Q103

(1) Represents ownership of certain shares (the “Lifetime Shares”) of the common stock, par value $0.01 per share (the “Lifetime Common Stock”), of Lifetime Brands, Inc., a Delaware corporation (“Lifetime”), which the reporting persons may be deemed to beneficially own due to the relationships described in Item 4. Neither the filing of this statement nor any of its contents will be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the Lifetime Shares for purposes of Section 13(d) and (g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) The calculation of the foregoing percentage is based on 11,985,123 shares of Lifetime Common Stock outstanding as of November 7, 2008, as reported by Lifetime in its Form 10-Q for the quarter ended September 30, 2008.

Item 1(a).	Name of Issuer: Lifetime Brands, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 1000 Stewart Avenue, Garden City, New York, 11530

Item 2(a).	Names of Persons Filing: Jovian Holdings, LLC and Jared S. Polis.

Item 2(b).	Address of Principal Business Office or, if None, Residence: The address of the principal business office of Jovian Holdings, LLC, and Jared S. Polis is 303 E. 17th Avenue, Suite 1080, Denver, Colorado 80203.

Item 2(c).	Citizenship: Jovian Holdings, LLC is a limited liability company organized under the laws of the State of Delaware. Mr. Polis is a citizen of the United States.

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.01

Item 2(e).	CUSIP Number: 53222Q103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership.

(a) Amount Beneficially Owned:

Jovian Holdings, LLC, a Delaware limited liability company and one of the reporting persons (“Jovian Holdings”), acquired the Lifetime Shares on December 30, 2008 pursuant to a distribution from Jove Partners, L.P., a Delaware limited partnership, in which Jovian Holdings is a limited partner. Jared S. Polis is the sole member and manager of Jovian Holdings.

As of December 30, 2008, (i) Jovian Holdings was the holder of record of 656,909 shares of Lifetime Common Stock and (ii) Mr. Polis was the holder of record of 19,000 shares of Lifetime Common Stock. By virtue of the relationships described in the preceding paragraph, Mr. Polis may be deemed to beneficially own the shares of Lifetime Common Stock held of record by Jovian Holdings, or a total of 675,909 shares. Mr. Polis expressly disclaims beneficial ownership of any shares of Lifetime Common Stock which could be deemed to be beneficially owned by him except with respect to 19,000 shares which he holds of record.

(b) Percent of Class:

Jovian Holdings, LLC: 5.5%
Jared S. Polis: 5.6%

The foregoing percentages are calculated based on the 11,985,123 shares of Lifetime Common Stock reported to be outstanding as of November 7, 2008, as reported by Lifetime in its most recent public filings.

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

Jovian Holdings, LLC: 0 shares
Jared S. Polis: 19,000 shares

(ii) shared power to vote or to direct the vote:

Jovian Holdings, LLC: 656,909 shares
Jared S. Polis: 656,909 shares

(iii) sole power to dispose or direct the disposition of:

Jovian Holdings, LLC: 0 shares
Jared S. Polis: 19,000 shares

(iv) shared power to dispose or direct the disposition of:

Jovian Holdings, LLC: 656,909 shares
Jared S. Polis: 656,909 shares

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable. The reporting persons expressly disclaim membership in a “group” as used in Rule 13d-1(b)(1)(ii)(J).

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

Dated: January 12, 2009.

JOVIAN HOLDINGS, LLC

By:	*
Jared S. Polis
Managing Member

By:	*
Jared S. Polis

*By:	/s/ Jeremy W. Makarechian
Jeremy W. Makarechian
Attorney-in-Fact

*	Pursuant to Powers of Attorney on file with the Commission, which Powers of Attorney are incorporated herein by reference.

Exhibit 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Lifetime Brands, Inc.

This agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED this 12th day of January 12, 2009.

JOVIAN HOLDINGS, LLC

By:	*
Jared S. Polis
Managing Member

By:	*
Jared S. Polis

*By:	/s/ Jeremy W. Makarechian
Jeremy W. Makarechian
Attorney-in-Fact

*	Pursuant to Powers of Attorney on file with the Commission, which Powers of Attorney are incorporated herein by reference.